UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42733

EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam, Selangor, Malaysia

+603 5523 1983

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Suspension of Trading

On October 8, 2025, Empro Group Inc. (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) an order suspending trading in the Company’s securities for the period from 4:00 AM ET on October 9, 2025, through 11:59 PM ET on October 22, 2025, which order is available at https://www.sec.gov/files/litigation/suspensions/2025/34-104166.pdf. According to the order, the suspension was issued “because of potential manipulation in the securities of EMPG effectuated through recommendations made by unknown persons via social media to purchase the securities of EMPG, which appear to be designed to artificially inflate the price and trading volume of the securities of EMPG.” On October 10, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents. The Company has not participated in any price manipulation activity and intends to cooperate fully with the SEC, Nasdaq and other regulatory authorities as necessary. The Company’s ongoing business operations remain normal, and there has been no material change to the Company’s business operations or financial position as of the date of this report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empro Group Inc.

Date: October 10, 2025	By:	/s/ Yeoh Chee Wei
	Name:	Yeoh Chee Wei
	Title:	Chief Executive Officer

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